SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC  20549



                                SCHEDULE 13D
                               (Rule 13d-101)

      INFORMATION REQUIRED TO BE INCLUDED IN STATEMENTS FILED PURSUANT
       TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                              (Amendment No. 1)

                        Level 3 Communications, Inc.
                             (Name of Issuer)

             Class R Convertible Common Stock $0.01 Par Value
                    (Title of Classes of Securities)

                                    N/A
                               (CUSIP Number)

                           Michael F. Norton, Esq.
                              1000 Kiewit Plaza
                            Omaha, Nebraska 68131
                      Telephone Number: (402) 342-2052
              (Name, Address, and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                                 May 15, 1998
            (Date of Event Which Requires Filing of This Statement)

	If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box  ____ .

	Note. Six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                     (Continued on following pages)

                          (Page 1 of 4 Pages)



CUSIP No.  N/A                     13D          Page  2  of  4  Pages

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	   Richard Geary

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) ____
                                                              (b) ____

3
SEC USE ONLY

4
SOURCE OF FUNDS*
	   OO

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)                                      ____

6
CITIZENSHIP OR PLACE OF ORGANIZATION
	   U.S.A.

NUMBER OF        7  SOLE VOTING POWER
SHARES                  0
BENEFICIALLY     8  SHARED VOTING POWER
OWNED BY                0
EACH             9  SOLE DISPOSITIVE POWER
REPORTING               0
PERSON WITH     10  SHARED DISPOSITIVE POWER
                        0

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	   0

12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                    ____

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	   0%

14
TYPE OF REPORTING PERSON*
	   IN


CUSIP No. N/A                     13D            Page  3  of  4  Pages

Item 1.	Security and Issuer.

	The class of securities to which this statement relates is the $0.01 par value Class R Convertible Common Stock ("Class R Stock") of Level 3 Communications, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 3555 Farnam Street, Omaha, Nebraska 68131.

Item 2.	Identity and Background.

	This statement is being filed by Richard Geary, an individual ("Investor"), whose business address is 215 V
Street, Vancouver, Washington 98661. The Investor is an Executive Vice President of Peter Kiewit Sons', Inc. ("PKS"), and conducts his employment at PKS' offices located at 215 V Street, Vancouver, Washington 98661. The Investor has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Investor has not, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which the Investor was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. The Investor is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

	Not Applicable.

Item 4.	Purpose of Transaction.

This Amendment No. 1 to Schedule 13D is being filed to report disposition of beneficial ownership of all 430,668 Shares of Class R Stock resulting from the forced conversion of such Shares of Class R Stock into 167,493 shares of the Issuer's $0.01 par value Common Stock pursuant to the determination of the Board of Directors of the Issuer, effective May 15, 1998.

Item 5.	Interest in Securities of the Issuer.

	The Investor ceased to be the beneficial owner of any Shares of Class R Stock effective May 15, 1998.

Item 6.	Contracts, Arrangements, Understandings or
Relationships With Respect to Securities of the Issuer.

Not Applicable.

Item 7.	Material to be Filed as Exhibits.

	None.

CUSIP No. N/A                     13D        Page  4  of  4  Pages


                                SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               		May 18, 1998

                                                    (Date)

                                             /s/ Richard Geary

                                                 (Signature)

                                               	 Richard Geary

                                                    (Name)